

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 30, 2008

Brian V. Turner
Chief Financial Officer
Coinstar, Inc.
1800 114th Avenue SE
Bellevue, Washington 98004

>   **Re: Coinstar, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 29, 2008**
>
>   **Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and**
>   **June 30, 2008**
>   **File No. 000-22555**

Dear Mr. Turner:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Coin services, page 4

1.   We note that you charge "no transaction fee to the consumer when a stored value card or e-certificate is issued." Please tell us and disclose how these transactions impact your revenues. We note that your revenue recognition policies do not address these transactions.

Management's Discussion and Analysis, page 21
Results of Operations, page 26

2.   Please discuss your segment revenues and net (loss) income (operating income before depreciation/amortization and unallocated expenses) in accordance with FRC 501.06 of the Codification of Financial Reporting Policies.

Consolidated Statements of Operations, page 44

3.   It appears that the caption "direct operating expense" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "direct operating expense."

Consolidated Statement of Cash Flows, page 46

4.   Please tell us why it is appropriate to include "cash being processed" in the line item, "CASH AND CASH EQUIVALENTS, CASH IN MACHINE OR IN TRANSIT, AND CASH BEING PROCESSED." Also, tell us your consideration of "cash being processed" being an operating asset instead of cash and presented as line item under "Cash (used) provided by changes in operating assets and liabilities, net of effects of business acquisitions." We note that the related liability, "Accrued liabilities payable to retailers," is an operating liability.

Note 2: Summary of Significant Accounting Policies, page 47

Cash in machine or in transit and cash being processed, page 47

5.   Please tell us the nature of the "cash being processed by carriers." In your response, identify the carriers and tell us their responsibilities for processing the cash for you.

Fees paid to retailers, page 49

6.   Please tell us why the fees paid to retailers are recognized on "a straight-line basis as a percentage of revenue based on estimated annual volumes" instead of based on the related revenues recognized. Also, tell us why the expenses related to the prepayments are recognized over the contract term and are not included in direct operating expenses.

Note 5: Intangible Assets, page 54

7.   We note that other identifiable intangible assets have a useful life of 1-40 years. Tell us the value of intangible assets with a useful life of 20 years or more. Also, tell us what these assets are and why you believe their useful life is appropriate. Refer to your basis in accounting literature.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Liquidity and Capital Resources, page 22

8.   We note that you entered into an interest rate swap in the first quarter 2008. As such, please provide all the disclosures required by paragraphs 44-48 of SFAS 133 or tell us why such disclosures are not required.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Brian V. Turner
Coinstar, Inc.
October 30, 2008
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director